SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 18, 2015

THE MOVIE STUDIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-30800	65-0494581
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

THE MOVIE STUDIO, INC.
2040 Sherman Street
Hollywood, Florida 33020

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (954) 332-6600

Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

The Movie Studio is referred to herein as "we", "our" or "us".

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 1, 2015, we amended our Certificate of Incorporation to implement a reverse stock split at a ratio of 1 common stock share for every 100 common stock shares. This amendment was filed with the Delaware Secretary of State on July 15th, 2015, effective on July 20th, 2015. The Financial Industry Regulatory Authority ("FINRA") declared our 1-for-100 reverse stock split market effective as of August 18, 2015. The reverse stock split will reduce our common stock outstanding from approximately 393,200,000 shares to approximately 3,930,200 shares. The number of authorized shares of common stock remained the same. All fractional shares will be rounded up and each shareholder will receive new certificates evidencing their post-reverse split shares if and when they present their certificates to the transfer agent. Current stock certificates may be exchanged for new certificates by contacting our transfer agent, Continental Stock Transfer,17 Battery Place, New York, New York 10004; phone number, 212-509-4000. The text of the amendment to our Certificate of Incorporation is incorporated herein and filed as Exhibit 3.1.

In connection with our reverse stock split, FINRA has assigned us a new stock symbol, MVESD.

Our stock will be quoted as MVESD through September 7, 2015, and thereafter, the trading symbol will be MVES (OTC Markets). The new CUSIP number is 62459P 209.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No. Description

3.1 Amendment to Certificate of Incorporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MOVIE STUDIO, INC..

By: /s/ Gordon Scott Venters

Gordon Scott Venters

President

Date : August 25, 2015

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:02 PM 07/15/2015
FILED 06:02 PM 07/15/2015
SRV 151055351 - 0570716 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of The Movie Studio, Inc. (the "Corporation") resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and submitting the amendment to shareholders representing over 50% of the Corporation's outstanding shares to obtain approval of over 50% of the shareholder votes required for approval of the amendment by the Corporation's shareholders. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be read as follows:

> Effective 12:01 a.m. on July 20, 2015 (the "Effective Time"), each one hundred (100) shares of Common Stock, $0.0001 par value per share, of the Corporation then issued and outstanding or held in the treasury of the Corporation automatically shall be combined into one (1) share of Common Stock of the Corporation. There shall be no fractional shares issued. Each holder of shares of Common Stock who otherwise would be entitled to receive a fractional share shall be entitled to receive a full share.

SECOND: That thereafter, pursuant to resolution by the Corporation's Board of Directors, shareholders representing the necessary number of shares as required by statute voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Code of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed this 15th day of July 2015.

MOVIE STUDIO, INC.

By:

Gordon Scott Venters
Chief Executive Officer